Exhibit 1.01

Conflict Minerals Report of Aviat Networks, Inc.
in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This Conflict Minerals Report (this “Report”) of Aviat Networks, Inc. for the year ended December 31, 2023 is presented to comply with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

1.    Company Overview

This Report has been prepared by the management of Aviat Networks, Inc. (hereinafter referred to as “Aviat Networks,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all its subsidiaries.

Aviat Networks designs, manufactures and sells a range of wireless networking products, solutions and services to mobile and fixed operators, private network operators, government agencies, transportation and utility companies, public safety agencies and broadcast network operators around the world. We sell products and services directly to our customers and also sell through third party agents and distributors.

2.    Products Overview

Aviat Networks’ products include point-to-point digital microwave transmission systems designed for first/last mile access, middle mile/backhaul and long-distance trunking applications. We also provide network management solutions to enable our customers to deploy, monitor and manage our systems, third party equipment such as antennas, routers and multiplexers, necessary to build and deploy a complete wireless network and a full suite of turnkey support services.

3. Conflicts Minerals Policy

We have adopted the following Conflict Minerals Policy:

“This statement sets forth the policy of Aviat Networks and its subsidiaries (collectively, “Aviat Networks”) with respect to Conflict Minerals.

“Conflict Minerals” refers to minerals or other derivatives mined in the Democratic Republic of Congo and adjoining countries where revenues may be directly or indirectly financing armed groups engaged in civil war resulting in social and environmental abuses.

In an effort to curb this type of activity, the United States Congress included Conflict Minerals provisions in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which was enacted in 2010. Final rules relating to Conflict Minerals were adopted by the United States Securities and Exchange Commission in August 2012 triggering disclosure requirements for SEC reporting companies such as Aviat Networks.

Aviat Networks fully supports the objectives of the foregoing legislation. Aviat Networks has implemented a process to increase transparency in our supply chain with the objective of ensuring that it is free of Conflict Minerals. This policy shall be subject to periodic updates to reflect ongoing developments in Aviat Networks’ compliance efforts.”
Aviat Networks seeks to make our sourcing practices consistent with our Conflict Minerals Policy and we encourage conflict free sourcing in our supply chain. Aviat Networks expects our suppliers to implement and enforce a tin, tantalum, tungsten and gold (“3TG”) policy that is consistent with our Conflict Mineral Policy as well as to put in place procedures for tracing 3TG and due diligence frameworks consistent with the OECD Guidance (as defined below).

4. Supply Chain

Aviat Networks uses contract manufacturers to manufacture all Aviat Networks’ products. As Aviat Networks does not make direct purchases of tin, tantalum, tungsten and gold, we rely upon our suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from lower tier suppliers. Aviat Networks supports an industry-wide approach to addressing social responsibility throughout the supply chain. Aviat Networks is engaged with our industry peers, suppliers, and other stakeholders to promote the responsible sourcing of minerals through the Responsible Minerals Initiative (RMI). We rely on our direct and secondary suppliers to work with their relevant suppliers so that they may provide us with accurate information on the origin of 3TG in the components we purchase, where applicable, by using the RMI developed Conflict Minerals Reporting Template (the “CMRT”) to standardize the collection and transfer of information through our supply chain regarding mineral country of origin and the identity of smelters and refiners being utilized.

5. Reasonable Country of Origin Inquiry

For 2023, we conducted a “reasonable country of origin inquiry” (“RCOI”). For our RCOI, to the extent applicable, we utilized the same processes and procedures as for our due diligence, particularly Steps 1 and 2 of the OCED Guidelines (as defined below) design framework.

We determined which of our products were potentially in-scope for purposes of the Conflict Minerals Rule through product specifications, supplier inquiries and other information know to us concerning the composition of our products. We used the CMRT to identify smelters in our supply chain, and we requested that our suppliers that provided us with components containing, or that we believe may have contained, 3TG, submit information to us by completing the CMRT.

Our outreach and response rate from our suppliers was approximately 85% of our suppliers surveyed turned in a CMRT. Based on the results of our RCOI, we conducted due diligence for 2023. The due diligence efforts and results thereof are discussed below.

Due Diligence Process

We designed our due diligence process to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition) (the “OECD Guidance”). Selected elements of the OECD Guidance’s five-step framework for due diligence are discussed blow. However, these are not all elements of the program that we have put in place to determine whether the 3TG that may be contained in our products are responsibly sourced. Our due diligence process includes: the maintenance of our Conflict Minerals Policy, maintenance of governance structures with cross-functional team members, including members of our operations and legal departments, engagement of suppliers and implementation of record keeping systems. We educate senior management and other selected internal personnel on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries. We use the CMRT to identify smelters in our supply chain. The CMRT requires suppliers to provide information concerning the usage and source of 3TG in their products, as well as information concerning their related compliance efforts. Some of our forms of purchasing contracts have contractual terms relating to compliance with the Conflict Mineral Policy and other related matters.

We surveyed our supply base for products that were manufactured on our behalf in calendar year 2023, including direct purchases of manufactured products, but exclusive of component purchases made for support or repair operations. Our suppliers were surveyed using the CMRT as well as information concerning their related compliance efforts. As noted above, we received a response from approximately 85% of those surveyed which includes the majority of our suppliers and 60% of our costs on products. We reviewed the completed CMRT received from the suppliers. We follow up with suppliers when determined appropriate to do so by us, to get a more complete response or revise errors or inaccuracies. Smelter information provided by suppliers is reviewed against the Smelter Look-up tab list of the CMRT. To the extent that a smelter identified by a supplier is not on that list, we take additional steps to attempt to determine whether the listed entity is a smelter. Smelter information is also reviewed against the lists of “conformant” and “active” smelters and refiners published by RMI. To the extent that a smelter identified by a supplier is not listed as conformant by an independent third-party, we consult publicly available information to attempt to determine mine or location of origin of its 3TG.

In order to carry out an audit of our supply chain, we utilize and rely on information made available by RMI concerning independent third-party audits of smelters of 3TG in our supply chain to assess smelter due diligence and to determine whether the smelter is conformant. To report on our supply chain due diligence, we file a Form SD and a Conflict Mineral Report with the SEC and make these available on our website.

Due Diligence Results

For the suppliers which provided us with the names of smelters or refiners or related country of origin information, the majority of these smelters are conformant to RMI's assessment protocol for conflict-free sourcing. We do not have information on the countries from which these smelters sourced. We have asked the suppliers representing the top 90% of our spend to remove smelters in their supply chain that are not certified to be conflict free by a responsible third party such as the RMI.

Steps to be Taken to Mitigate Risks

As a continued effort to continue to mitigate risks, our main supplier has asked their suppliers to remove smelters in their supply chain that are not certified to be conflict free by a responsible third party such as the RMI. Our Company’s expectations are that our suppliers and their suppliers will have a credible, robust conflict mineral program which includes: a written conflict mineral policy, communication of requirements to suppliers, conflict mineral data collection using the CMRT, a professional analysis and risk assessment with corrective action on the basis of CMRT’s collected from suppliers and the transmission of a complete and accurate CMRT to the Company with robust comments where appropriate. We will continue to engage with suppliers to encourage them to provide requested information for 2024. In the next compliance period, Aviat Networks intends to implement additional steps to continue to improve the information gathered from its due diligence to further mitigate the risk that its products contain Conflict Minerals as defined in Item 1.01(c)(3) of Form SD. These steps include, but are not limited to, increasing the response rate of supplier surveys and requirements of corrective action from suppliers if their CMRT forms are not adequate or where a risk of conflict sourcing occurs or high-risk suppliers are reported. In the next compliance period, the Company also intends to implement a new Supplier Code of Conduct and to re-evaluate its Conflict Minerals Policy for any updates.

Forward-Looking Statements

This Conflict Minerals Report contains “forward-looking statements” within the meaning of the federal securities laws. Other than statements of historical fact included in this Conflict Minerals Report, all statements, including, but not limited to, statements concerning the additional steps that we intend to take to mitigate risks and our future plans for due diligence, are forward-looking statements. These statements are based on management’s beliefs and assumptions using currently available information and expectations as of the date hereof, are not guarantees of future performance and involve certain risks and uncertainties. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that our expectations will prove to be correct. Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecast in these statements.

When considering these statements, you should also consider the important factors described in reports and documents that Aviat Networks files from time to time with the Securities and Exchange Commission, including the factors described under the sections titled “Risk Factors” in Aviat Networks’ most recently submitted Annual and Quarterly Reports on Forms 10-K and 10-Q, respectively. The forward-looking statements speak only as of the date made and, other than as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.